Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

The Advisors’ Inner Circle Fund:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about United Association S&P 500 Index Fund’s (the “Fund’s”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of June 14, 2011. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 14, 2011, and with respect to agreement of security purchases and sales, for the period from October 31, 2010 (the date of our last examination), through June 14, 2011:

-	Confirmation of all security positions with PNC Bank (the “Custodian”) in Cleveland, Ohio without prior notice to management;

-	Confirmation of all securities held by the Depository Trust Company (“DTC”) in book entry form. This confirmation included, but was not limited to, securities held by the Fund. For a sample of securities held in the aggregate by DTC, we agreed the omnibus position per the records of the Custodian to the confirmation of securities in the aggregate received from DTC;

-	Confirmation of all open futures contracts with the executing broker;

-	Reconciliation of all such securities to the books and records of the Fund and the Custodian;

-	Agreement of 15 security purchases and 15 security sales or maturities since our last examination from the books and records of the Fund to broker confirmations and cash statements received from PNC Bank.

-	Confirmation or agreement to cash statements received from PNC Bank of all securities out for transfer with brokers.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that United Association S&P 500 Index Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 14, 2011 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of United Association S&P 500 Index Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Philadelphia, Pennsylvania

November 4, 2011

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

We, as members of management of United Association S&P 500 Index Fund (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 14, 2011 and from October 31, 2010 through June 14, 2011.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 14, 2011 and from October 31, 2010 through June 14, 2011, with respect to securities reflected in the investment account of the Fund.

By:
Philip T. Masterson, President The Advisors’ Inner Circle Fund

Date

By:
Michael Lawson, Controller, Chief Financial Officer and Treasurer The Advisors’ Inner Circle Fund

Date

By:
John Kernan, Managing Director PNC Capital Advisors

Date

Fund Name	State	Registration	File Number

United Association S & P 500 Index Fund
	ALASKA	ANNUAL	60044418
	ALABAMA	ANNUAL	32575
	CONNECTICUT	ANNUAL	1023481
	KANSAS	ANNUAL	2003S0000867
	MISSOURI	ANNUAL	0002-13700
	NEVADA	ANNUAL
	NEW YORK	OTHER	S30-34-25
	OREGON	ANNUAL	2003-452

United Association S & P 500 Index Fund Prospectus
	KENTUCKY	ANNUAL	60010541
	LOUISIANA	ANNUAL	142054
	NEW JERSEY	ANNUAL	BEM-2290
	OHIO	OTHER	78314
	UTAH	ANNUAL	006-9908-71

United Association S & P 500 Index Fund - Class I
	DISTRICT OF COLUMB	ANNUAL	60018399
	IOWA	ANNUAL	I-55228
	MASSACHUSETTS	ANNUAL
	MARYLAND	ANNUAL	SM20030507
	MICHIGAN	ANNUAL	939758
	MONTANA	ANNUAL	59938
	NEBRASKA	ANNUAL	62033
	OKLAHOMA	ANNUAL	SE-2190825
	TENNESSEE	ANNUAL	RM10-3922A
	WASHINGTON	GOOD UNTIL SOLD	60036890
	WISCONSIN	ANNUAL	454553

United Association S & P 500 Index Fund - Class II
	ARIZONA	ANNUAL	44461
	DISTRICT OF COLUMB	ANNUAL	60018540
	IOWA	ANNUAL	I-55326
	MASSACHUSETTS	ANNUAL
	MARYLAND	ANNUAL	SM20030621
	MICHIGAN	ANNUAL	939759
	MONTANA	ANNUAL	73550
	NEBRASKA	ANNUAL	59410
	OKLAHOMA	ANNUAL	SE-2182789
	TENNESSEE	ANNUAL	RM10-3922A
	TEXAS	GOOD UNTIL SOLD	C 71399
	WASHINGTON	GOOD UNTIL SOLD	60038210
	WISCONSIN	ANNUAL	455368
	WEST VIRGINIA	GOOD UNTIL SOLD	MF 47300